UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1-3285

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

3M Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

3M COMPANY

3M Center

St. Paul, Minnesota

55144-1000

3M Savings Plan

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

3M Savings Plan

Maplewood, Minnesota

We have audited the accompanying statement of net assets available for benefits of 3M Savings Plan (the Plan) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 3M Savings Plan as of December 31, 2014 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Minneapolis, Minnesota

June 29, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the 3M Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 3M Savings Plan (the “Plan”) at December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013  in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Minneapolis, MN

June 26, 2014, except for the effects of the restatement discussed in Note 2 (not presented herein) to the consolidated financial statements appearing in the Plan’s Annual Report on Form 11-K/A (Amendment No. 1), as to which the date is June 29, 2015

3M Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2014 and 2013

	2014	2013

ASSETS

Investments at, fair value:
Plan’s interest in Master Trust	$272,438,247	$255,186,607

State Street Bank Short-Term Investment Fund	556,714	556,857

Total investments	272,994,961	255,743,464

Receivables
Notes receivable from participants	10,022,519	8,580,097
Employer contributions	23,328	18,265
Interfund receivable from the Master Trust	65,663	—
Accrued interest	—	43
Total assets	283,106,471	264,341,869

Net assets available for benefits, at fair value	283,106,471	264,341,869

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	—	(1,913,461)

Net assets available for benefits	$283,106,471	$262,428,408

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2014 and 2013

	2014	2013

Contributions:
Participant	$9,897,082	$8,859,662
Employer	3,174,815	2,687,022
Rollover	180,202	147,040

Total contributions	13,252,099	11,693,724

Investment income:
Interest from notes receivable and other	476,973	459,459
Plan interest in Master Trust investment income	26,601,771	47,503,449

Total investment income	27,078,744	47,962,908
Less investment expense	(218,931)	(223,325)

Net investment income	26,859,813	47,739,583

Deductions:
Benefits paid to participants	(18,612,860)	(19,416,913)
Administrative expenses	(150,778)	(245,671)

Total deductions	(18,763,638)	(19,662,584)

Net increase before net transfers out	21,348,274	39,770,723

Net transfers out	(670,211)	(8,963)

Net increase	20,678,063	39,761,760

Net assets available for benefits:
Beginning of year	262,428,408	222,666,648

End of year	$283,106,471	$262,428,408

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the 3M Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

Effective October 1, 1988, 3M Company and its subsidiaries (3M or the Company) created the 3M Savings Plan for union employees.  Substantially all active United States regular full-time and part-time union employees of 3M who have been employed for at least three continuous months, are eligible to participate if this benefit has been bargained for in their respective collective bargaining agreement.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Contributions are made by participating employees and by 3M.

Participant Contributions

The Plan is comprised of accounts for participants: the Before-Tax Account 401(k) Account, Roth 401(k) Account, the After-Tax Savings Account and the Rollover Accounts.  Participants may contribute to the 401(k) Accounts (Before-Tax and/or Roth) and/or After-Tax Savings Account, or to all three accounts.  Participants may contribute from 2% to 20% of their compensation to the 401(k) Accounts  through salary deferrals, not to exceed the Internal Revenue Service (IRS) limits (10% maximum for employees whose annual compensation is in excess of certain IRS-related limits).  Also, subject to overall Plan and IRS limitations, participants may contribute 2% to 9% of their compensation to the After-Tax Savings Account.  The Rollover Accounts accept direct rollover or eligible rollover contributions from a former employer’s qualified plan.  Effective July 1, 2014, the Plan also accepts rollovers of lump sum payments from Employee Retirement Income Plan of Minnesota Mining and Manufacturing Company, the employer’s qualified pension plan.  Participants who have attained age 50 before the end of the plan year are eligible to make catch up contributions to their 401(k) Accounts (Before-Tax and/or Roth), subject to Internal Revenue Service limits. Catch-up contributions are not eligible for Company matching contributions.

Newly hired employees are automatically enrolled in the Plan three months after their hire date at a default before-tax contribution rate of 6% with contributions invested 100% in the LifePath® Portfolio closest to the year in which the participant will reach age 65.  Effective July 1, 2013, auto-escalation was added to the new hire enrollment with contribution rate increasing by 1% each year up to a maximum of 10%.  Effective April 1, 2014, participants currently contributing less than 6% of their compensation were automatically enrolled at 6%.  In addition, participants automatically enrolled will have their default percentage increased by 1% each year up to a maximum of 10% of compensation beginning as soon as administratively possible on or after April 1, in the plan year following the plan year they were enrolled.  Employees can enroll, decline or change their contribution rate or investment elections at any time.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Company Contributions

Pursuant to the terms of various collective bargaining agreements, 3M may make matching contributions to the Plan from 35% to 100% of the eligible participants’ 401(k) Accounts contribution (up to the first 6% of salary deferrals).  In addition, those participants (dependent on the specific collective bargaining unit agreement and membership) hired or rehired January 1, 2009 or later receive a non-elective Company contribution (Retirement Income Account (RIA)) made in cash.  The percent of the non-elective Company contribution is determined by the collective bargaining agreement 3M employer contributions are made in the form of shares of 3M common stock or cash to the Company Match Account.  3M matching contributions made in cash are directed into the non-Roth investment selections made by the participant.  If the employee has not made an investment election then the Company contributions default to the 3M LifePath® Portfolio with the target year closest to the year in which the employee will reach age 65 years. 3M matching contributions that are made in 3M common stock are made to a non-participant directed Company Match Account.  Fully vested participants (see the following paragraph which details the Plan’s vesting provisions) are eligible to diversify/transfer up to 100 percent of their Company contribution balance in 3M common stock fund and diversify into other investment options.

Vesting

Participants are immediately fully vested in their own contributions to the Plan, plus any earnings thereon.  Each participant’s interest in 3M matching contributions vests at 40% after one year of service, 70% after 2 years of service and 100% vesting after three years of service.   If a participant terminates employment before being fully vested, the nonvested portion of the Company Match Account or the RIA will be forfeited.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested account balances are used to reduce future Plan administrative expenses or Company contributions.  At December 31, 2014 and 2013, forfeited nonvested accounts totaled $120,542 and $62,616.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Withdrawals

Subject to certain federal tax considerations, participants may withdraw funds from the After-Tax Savings account or Rollover account at any time.  Participants may withdraw funds from the 401(k) Accounts (Before-Tax 401(k) and Roth 401(k)), Company Match Account, Payroll-based Employee Stock Ownership Program (PAYSOP) Account, Other Company Contribution Account (CCA) and Profit Sharing Account when specific conditions are met.  These conditions include reaching age 59 1/2, termination of employment (including retirement), become permanently and totally disabled and are receiving Social Security Disability Income.

A participant who has common shares of 3M stock in their Savings account and is eligible to request a withdrawal may choose to receive the value of the 3M stock in cash or in actual shares of 3M common stock with a cash payment for any fractional shares.

Investment of Funds

Participants can make initial investment elections, reallocate the investment of their current accounts or change the way their future contributions will be invested.  If the request is made before the close of market on a day in which the stock market is open, the changes will be effective that same business day at the closing prices of that day.  If the request is received after the close of market or a day the stock market is closed then the changes will be effective at the closing prices on the next business day when the market is open.

Participants are to elect to direct the transfer of any portion of the Participant’s existing balance in his or her Accounts from any Fund or Funds into the 3M Stock Fund to a maximum of 25% of his/her total account balance.

Notes Receivable from Participants

Participants may borrow against their 401(k) Accounts and Rollover Account balance.  The maximum amount of a participant’s loan may not exceed 50% of the combined total of their 401(k) Accounts (Before-Tax and Roth)  and Rollover Accounts balance and vested portion of their Company Match Account and RIA minus current outstanding loan balance, $50,000 less the highest outstanding loan balance in the last 12 months or the 401(k) Account (Before-Tax and Roth) and Rollover Accounts balance in all investment funds (excluding 3M Stock and The Schwab Personal Choice Retirement Account® (PCRA)) minus $1,000 when the participant has an open balance in the self-directed brokerage PCRA.  Loan repayment terms range from one to sixty months.  Certain loans acquired through plan mergers have loan terms up to thirty years. The loan interest rate is fixed at time of origination at the prime rate (as quoted in the Wall Street Journal) plus 2% (5.25% at December 31, 2014 and 2013).  Loans existing at December 31, 2014 and 2013 had interest rates ranging from 5.01% to 11.50%, with maturity dates extending through January 2020.  3M and a third-party record keeper administer loans to participants and loan repayments.  Loans are repaid to the 401(k) Accounts and Rollover Accounts and are invested pro rata according to how the borrowers have currently invested their new 401(k) Accounts contributions.  Principal and interest is repaid ratably through payroll deductions.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Transfers

Due to 3M acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan.  These transfers, if any, are shown as “Net transfers in/(out)” on the statement of changes in net assets available for benefits.  The fair market value of assets transferred out of the Plan to the 3M Voluntary Investment Plan during the years ended December 31, 2014 and 2013 was $670,211 and $8,963, respectively.

Plan Termination

While 3M has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA and the various collective bargaining agreements.  In the event such discontinuance results in the termination of the Plan, all accounts shall be fully vested and nonforfeitable.  The Plan shall continue until all assets have been distributed to the participants.

Plan Expenses

Certain internal administrative costs, plan investment costs and plan accounting, are paid by the Plan.  3M pays all other internal administrative costs of the Plan.  External administrative costs, including trustee fees, recordkeeping fees and customer service fees and investment management expenses, are proportionately charged directly to the Plan’s various investment funds and accounts.

2.              Summary of Significant Accounting Policies

Tax Status

The Plan constitutes a qualified plan under the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under the provisions of Section 501 (a).  The Plan obtained its latest determination letter on August 1, 2013, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Trustee

State Street Bank & Trust Co. (“Trustee”) is the Plan’s trustee.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued guidance that eliminates the requirement to categorize investments measured using the net asset value (NAV) practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. Plan management is currently evaluating the impact that the new guidance will have on the financial statements.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

The Master Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Master Trust investment income (loss) includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, along with Master Trust interest and dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Concentration of Market Risk

As of December 31, 2014 and 2013, approximately 27% of the Plan’s assets available for benefits were invested (as part of the Master Trust) in the common stock of 3M Company.  The value of the 3M Company common stock is dependent on the performance of 3M Company and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of 3M Company common stock in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were available to be issued, and other than noted below there were no items requiring adjustment of the financial statements or additional disclosures. Effective January 1, 2015, based on union negotiations, no additional employer contributions will be made in 3M Stock to the 3M Stock Fund.

3M Savings Plan

Notes to Financial Statements

3.              Non-participant Directed Investments

As described in Note 1, certain investments are non-participant directed.  Information about the assets and the significant components of the changes of assets relating to the non-participant directed investments is as follows:

	2014	2013

3M common stock through interest in Master Trust*	$77,652,839	$69,855,464
State Street Bank Short-Term Investment Fund	556,714	556,857
Accrued investment income	9	3
Interfund transfers receivable from participant directed funds	62,496	8,693

	$78,272,058	$70,421,017

*Denotes investment exceeding 5% of Plan net assets available for benefits at December 31, 2014 and 2013.

	Year Ended December 31,	Year Ended December 31,
	2014	2013

Changes in non-participant directed assets:
3M contributions	$39,004	$666,643
Rollover contributions	1,930	1,572
Plan interest in earnings of Master Trust	13,014,769	25,186,117
Interest	18,118	20,717
Distributions paid to participants	(4,409,837)	(4,140,496)
Net transfers to 3M Voluntary Investment Plan and ESOP	(129,818)	(30,918)
Net transfers to participant directed investments through diversification option	(696,085)	(858,491)
Loan repayments	(10,134)	(5,342)
Administrative expenses	23,094	271,766

	$7,851,041	$21,111,568

4.              Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•                  Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or   liabilities in active markets.

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

•                  Level 2:  Inputs to the valuation methodology include

•            Quoted prices for similar assets or liabilities in active markets;

•            Quoted prices for identical or similar assets or liabilities in inactive markets;

•            Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held by the Plan through the Master Trust measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Short term investment fund are valued at amortized cost which approximates fair value due to the short-term maturity of these investments.

3M common stock is valued at the closing price reported on the active markets on which 3M stock is traded.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common collective trusts and Commingled funds are valued at the NAV as a practical expedient for fair value.  The NAV is based on the fair value of the underlying assets which are traded in an active market, minus its liabilities then divided by the number of units outstanding.

Cash equivalents consist of money market accounts and certificates of deposit.  They are valued on the daily closing price as reported by the fund.  The money market fund is a collective fund and is a Level 2.

Common stocks and exchange traded funds are valued using quoted prices listed on nationally recognized securities exchanges.

U.S. government obligations are bonds, notes or municipals valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit ratings.

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

Corporate obligations are bonds and notes that are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks.

Other investments consist of swaps, forwards, option contracts, municipals and international government bonds.  Options that are valued using the last price are valued as a Level 1.  The Level 2 swaps, forwards and options are valued using models calibrated to initial trade price.  Subsequent valuations are based on observable inputs to the valuation model (e.g. interest rates and credit spreads).  Model inputs are only changed when corroborated by market data. The municipal and international government bonds are valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit rates.  Changes in unobservable yields and other inputs could materially change the fair value.

Synthetic guaranteed investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits.  Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic guaranteed investment contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap contracts are purchased to protect against the loss of value on the underlying fixed income securities. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap contracts, versus the wrap contract value.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.  The following table does not include the Plan’s interest in the Master Trust because that information is presented in a separate table (see Note 5).

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$556,714	$—	$556,714

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$556,714	$—	$556,714

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$556,857	$—	$556,857

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$556,857	$—	$556,857

5.              Interest in Master Trust

In order to provide equivalent investment returns to both union employees covered by the Plan and union-free employees covered by a separate 3M-sponsored plan, the Plan’s investments and a portion of the investments of the separate 3M-sponsored plan for union-free employees are held in a single Master Trust.  The investments of the 3M Voluntary Investment Plan and Savings Plan Trust (Master Trust) include participant-directed funds of both the Plan and the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the non-participant directed 3M-provided CCA assets of the Plan.  The Master Trust investments are in ten different LifePath® Funds, the Stable Value Fund, the Intermediate Bond Fund, Vanguard Money Market Fund, the Long-Term Bond Index Fund, the Balanced Fund, the PIMCO Diversified Real Asset Fund, the S&P 500 Stock Index Fund, the Value Stock Index Fund, the Growth Stock Index Fund, the Growth Stock Fund, the Small Cap Stock Index Fund, the International Stock Index Fund, the International Stock Fund, the 3M Company Stock Fund, and in various mutual funds, individual stocks, bonds, exchange traded funds, CDs, and money market funds through the Schwab PCRA account.  Effective June 30, 2014, the Stable Value Fund was discontinued and replaced with the Intermediate Bond Fund and the Vanguard Money Market Fund.

Each plan has an interest in specific assets in the Master Trust, based on participant investment elections.  The assets of the Master Trust are held by a third-party trustee.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each plan’s relative interest in the assets held in the Master Trust at the close of each day.

The Stable Value Fund, which was discontinued effective June 30, 2014, invests in fully benefit-responsive Synthetic Guaranteed Investment Contracts (GICs) which are stated at estimated fair value and then adjusted to contract value.  Contract value represents contributions to the fund, plus earnings, less participant withdrawals and administrative expenses.  Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio.  The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals.  The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.  The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio.  The crediting rate will not be set below 0%.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

Certain plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value.  In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

The average crediting interest rate for the synthetic GICs and the average yield for the underlying market portfolios was approximately 1.83% and 2.47% at and for the year ended December 31, 2013.

A summary of the net assets included in the Master Trust at December 31, 2014 and 2013 is as follows:

	2014	2013

Investments	$7,952,429,943	$7,486,907,318
Receivables
Investments sold	1,195,723	—
Accrued interest	7,491,179	1,120
Other	41,889	—
Foreign exchange contracts	118,535,905	—
Payables		—
Foreign exchange contracts	(118,535,905)	—
Margin Variation	(2,594,973)	—
Investments purchased	(8,287,313)	—
Other	(36,125)	—
Interfund payable	(728,134)
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	—	(52,612,510)

Master Trust net assets	$7,949,512,189	$7,434,295,928

Portion of Master Trust’s net assets allocated to the Plan, including adjustments for fair value to contract value	$272,438,247	$253,273,146
Plan’s percentage interest in the Master Trust’s net assets	3.43%	3.41%

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The following table summarizes the investments in the Master Trust at December 31, 2014 and 2013:

	2014	2013
Investments:
Common collective trusts	$2,857,663,958	$2,635,713,619
Intermediate bond fund
Cash and cash equivalents	140,741,492	—
Corporate and other bonds and notes	491,852,589	—
Other Investments	70,314,442	—
U.S. Government	754,959,591	—
Synthetic guaranteed investment contracts	—	1,722,220,121
Mutual fund investments	1,636,003,158	1,446,328,328
Commingled funds	1,684,550,052	1,416,728,201
3M common stock	80,630,509	72,423,277
State Street Bank Short-Term Investment Fund	231,362	122,961
PCRAfund/Self-directed brokerage:
Mutual funds	130,501,833	144,929,982
Common stock	31,089,377	25,148,073
Cash equivalent	28,224,492	22,619,765
Corporate obligation	1,146,926	381,147
Preferred stock	146,038	194,093
Real estate investment trust	1,133,293	—
Foreign Stock	10,432	—
Government obligations	197,536	96,904
Exchange traded funds	43,032,863	847

	$7,952,429,943	$7,486,907,318

Other than through the investment of participant and Company contributions, 3M does not buy or sell any of its own stock as a direct investment for the Plan.  However, due to external investment management of the funds, the Plan may indirectly buy, sell or hold 3M common stock.  The aggregate amount of the shares would not be considered material relative to the aggregate fund percentages.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The Plan’s interest in the Master Trust’s investment income for the years ended December 31 (including investments purchased or sold, as well as those held during the year) was as follows:

	Year ended December 31,	Year ended December 31,
	2014	2013
Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$293,188,186	$506,019,699
Commingled funds	69,873,046	128,431,117
Intermediate bond fund
Cash and cash equivalents	(12,379)	—
Corporate and other bonds and notes	1,663,363	—
Other Investments	(5,929,406)	—
U.S. Government	19,569,467	—
Mutual fund investments	(9,778,720)	220,785,441
3M common stock	11,820,038	24,978,225
State Street Bank Short-Term Investment Fund	—	2,160,447
PCRAfund/Self-directed brokerage:
Cash equivalent	5,097	12,196,761
Warrant	(405)	1,082,293
Preferred stock	18,648	(59)
Common stock	(364,661)	(429)
Corporate obligation	(2,983)	(6,679)
Government obligations	632	(9,592)
Foreign stock	(28,198)	—
Foreign equities	(113,682)	—
Real estate trust fund	71,554	—
Mutual funds	(1,193,499)	(24,326)
Bond fund	(312)	—
Exchange traded funds	(348,956)	(29,802)

	378,436,830	895,583,096

Interest	50,987,806	49,280,270
Dividends	127,783,160	66,987,247

Total Master Trust investment income	$557,207,796	$1,011,850,613

Portion of Master Trust investment income exclusive of administrative expenses allocated to the Plan	$26,601,771	$47,503,449

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual fund investments:
U.S. stock funds	$481,854,315	$—	$—	$481,854,315
Balanced funds	633,451,759	—	—	633,451,759
Mutual funds	117,251,442	—	—	117,251,442
International stock funds	403,445,642	—	—	403,445,642
Total mutual funds	1,636,003,158	—	—	1,636,003,158
Common collective trusts:
U.S stock fund	987,563,385	1,349,538,574	—	2,337,101,959
Long-term bond fund	—	318,534,291	—	318,534,291
International equities	—	158,522,617	—	158,522,617
Real return fund	—	43,505,091	—	43,505,091
Total common collective trusts	987,563,385	1,870,100,573	—	2,857,663,958
Commingled funds:
Commodities	—	57,962,273	—	57,962,273
Global real estate	—	103,919,226	—	103,919,226
International equities	—	468,377,888	—	468,377,888
U.S. small/mid cap equities	—	102,994,051	—	102,994,051
U.S. large cap equities	—	390,701,660	—	390,701,660
U.S. inflation-linked bonds	—	76,953,039	—	76,953,039
Global bonds	—	277,182,675	—	277,182,675
U.S. bonds	—	206,454,835	—	206,454,835
Short term investment fund	—	4,405	—	4,405
Total Commingled funds	—	1,684,550,052	—	1,684,550,052
PCRA fund/Self-directed brokerage:
Cash equivalents	$28,224,492	$—	$—	$28,224,492
Common stock	31,089,377	—	—	31,089,377
Corporate obligation	—	1,146,926	—	1,146,926
Government obligations	197,536	—	—	197,536
Mutual funds	130,501,833	—	—	130,501,833
Real estate investment trust	—	1,133,293	—	1,133,293
Preferred stock	146,038	—	—	146,038
Foreign stock	10,432	—	—	10,432
Exchange traded funds	43,032,863	—	—	43,032,863
Total PCRA fund	233,202,571	2,280,219	—	235,482,790

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Intermediate Bond Fund:
Cash and cash equivalents	$—	$140,741,492	$—	$140,741,492
Corporate and other bonds and notes	—	491,852,589	—	491,852,589
Other Investments
Cash Collateral	—	(1,155,000)	—	(1,155,000)
Credit Default Swaps	—	(41,543)	—	(41,543)
Forwards	—	2,046,597	—	2,046,597
Interest Rate Swaps	—	(3,790,607)	—	(3,790,607)
Int’l Government	—	55,698,941	—	55,698,941
Municipals	—	17,385,694	—	17,385,694
Purchase Options	83,025	678,519	—	761,544
Written Options	(52,650)	(538,534)	—	(591,184)
U.S. Government	440,214,820	314,744,771	—	754,959,591
Total Intermediate bond fund	440,245,195	1,017,622,919	—	1,457,868,114
Short term investment fund	—	231,362	—	231,362
3M common stock	80,630,509	—	—	80,630,509

Total assets, at fair value	$3,377,644,818	$4,574,785,125	$—	$7,952,429,943

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual fund investments:
U.S. stock funds	$456,616,595	$—	$—	$456,616,595
Balanced funds	533,617,557	—	—	533,617,557
International stock funds	456,094,176	—	—	456,094,176
Total mutual funds	1,446,328,328	—	—	1,446,328,328
Common collective trusts:
U.S stock fund	857,995,422	1,250,758,887	—	2,108,754,309
Long-term bond fund	—	195,313,503	—	195,313,503
International equities	—	157,080,293	—	157,080,293
Real return fund	—	31,672,432	—	31,672,432
Total common collective trusts	857,995,422	1,634,825,115	—	2,492,820,537
Commingled funds:
Commodities	—	54,362,075	—	54,362,075
Global real estate	—	62,052,826	—	62,052,826
International equities	—	367,680,678	—	367,680,678
U.S. small/mid cap equities	—	85,438,535	—	85,438,535
U.S. large cap equities	—	299,045,835	—	299,045,835
U.S. inflation-linked bonds	—	70,984,696	—	70,984,696
Global bonds	—	276,425,680	—	276,425,680
U.S. bonds	—	200,735,407	—	200,735,407
Money Market	2,469	—	—	2,469
Total Commingled funds	2,469	1,416,725,732	—	1,416,728,201

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
PCRA fund/Self-directed brokerage:
Cash equivalents	$22,619,765	$—	$—	$22,619,765
Common stock	25,148,073	—	—	25,148,073
Corporate obligation	—	381,147	—	381,147
Government obligations	—	96,904	—	96,904
Mutual funds	144,929,982	—	—	144,929,982
Preferred stock	194,093	—	—	194,093
Exchange traded funds	847	—	—	847
Total PCRA fund	192,892,760	478,051	—	193,370,811
Stable Value fund:
Synthetic guaranteed investment contracts	—	1,722,220,121	—	1,722,220,121
Common collective trusts	—	142,893,082	—	142,893,082
Short term investment fund	—	122,961	—	122,961
Total Stable Value fund	—	1,865,236,164	—	1,865,236,164
3M common stock	72,423,277	—	—	72,423,277

Total assets, at fair value	$2,569,642,256	$4,917,265,062	$—	$7,486,907,318

A number of the funds within the Master Trust utilize derivative financial instruments to meet fund objectives.  Such derivatives are primarily included within the Intermediate Bond fund and the synthetic guaranteed investment contracts.  The Intermediate Bond fund and Stable Value fund utilize derivative financial instruments to manage interest rate risk, create synthetic securities, offset the cost of other derivatives or hedge currency fluctuation of some non-dollar bond holdings.  Derivatives may not be used to leverage the Intermediate Bond fund or Stable Value fund.

Similar to other investment instruments, derivative positions can impact the participating 3M sponsored benefit plan’s financial position, financial performance, and cash flows. The Master Trust uses derivative instruments to hedge market risk, gain market exposure, and advance the overall objectives of the participating 3M sponsored employee benefit plans and investment strategies. Derivatives are utilized by external investment managers retained by the Master Trust to achieve investment objectives.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The Master Trust takes prudent and necessary steps to minimize counterparty risk through the use of central clearing with exchanges, industry standard contractual agreements and careful selection of derivative counter-parties.  The notional value of derivative positions custodied at State Street Bank as of December 31, 2014 and 2013 are detailed and disaggregated by derivate type in the accompanying table. In addition, derivatives with a positive mark-to-market valuation as of December 31, 2014 and 2013 are listed under the Gross Derivative Assets column. In turn, derivatives with a negative mark-to-market valuation as of December 31, 2014 and 2013 are listed under the Gross Derivative Liabilities column.

	December 31, 2014
	Notional/ contractual	Gross derivative assets	Gross derivative liabilities	Net Amount

Futures Contracts	$392,900,000	$369,286	$(2,926,636)	$(2,557,349)
Purchased Options	42,610,000	761,544	—	761,544
Written Options	40,610,000	—	(591,184)	(591,184)
Interest Rate Swaps	44,000,000	620,778	(4,411,385)	(3,790,607)
Credit Default Swaps	12,600,000	1,500	(43,043)	(41,543)
Foreign Exchange Contracts	118,571,777	2,068,443	(21,847)	2,046,597

Total	$651,291,777	$3,821,551	$(7,994,094)	$(4,172,543)

	December 31, 2013
	Notional/ Contractual	Gross Derivative	Gross Derivative	Net
	Amount	Assets	Liabilities	Amount
Future Contracts	$74,300,000	$(6,093)	$926,964	$920,872

Total	$74,300,000	$(6,093)	$926,964	$920,872

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The derivatives are accounted for as trading positions and are marked to market each accounting period.  Gains and losses resulting from changes in fair value of derivative instruments are reflected in Plan interest in Master Trust investment income on the statement of changes in net assets available for benefits. The gains or (losses) by derivative type for the years ended December 31, 2014 and 2013 are captured in the second accompanying table according to FASB ASC 815, Derivative and Hedging.

	Year ended December 31, 2014	Year ended December 31, 2013
Gain/(Loss)
Interest Rate Contracts - Futures	$(9,064,905)	$4,908,556
Purchased Swaptions	125,519	—
Written Swaptions	165,059	—
Purchased Options	(42,538)	—
Written Options	(252,627)	—
Interest Rate Swaps	(2,684,829)	—
Credit Default Swaps	(80,124)	—
Foreign Exchange Contracts	5,220,676	—

Total	$(6,613,769)	$4,908,556

Within the Intermediate Bond Fund the Master Trust enters into master netting or similar agreements and collateral agreements with counterparties that provide the Master Trust, in the event of a counterparty default (such as bankruptcy or a counterparty’s failure to pay or perform), with the right to net a counterparty’s rights and obligations under such agreement and liquidate and set off collateral held by the Master Trust against the net amount owed by the counterparty.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The tables below present the fair value of derivative contracts by major instrument type on a gross basis.  The tables also present the amounts of counterparty netting and cash collateral that have the right to offset but have not been offset in the Trust’s statement of net assets and cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.  Derivatives that are not subject to master netting or similar type arrangement  are included in “Total derivatives, not subject to a master netting arrangement” in the tables below:

	As of December 31, 2014
	Gross Amounts Presented in the Statements of Net Assets	Financial Instrument	Cash and Securities Collateral Received/Pledged	Net Amount (A)

Assets:
Other investments
Purchased Options	$678,519	$413,463	$—	$265,056
Credit Default Swaps	1,308	—	—	1,308
Receivables
Foreign Exchange Contracts	2,068,636	112,525	1,771,813	184,298

Total derivatives, subject to a master netting arrangement	2,748,463	$525,988	$1,771,813	$450,662
Total derivatives, not subject to a master netting arrangement	1,073,090
Total derivatives recognized in the Master Trust	$3,821,553
Liabilities
Other investments
Written Options	$538,534.00	$507,809.00	$—	$30,725.00
Credit Default Swaps	43,043	—	10,000	33,043
Payables
Foreign Exchange Contracts	21,847	18,179	—	3,668
Total derivatives, subject to a master netting arrangement	$603,424	$525,988	$10,000	$67,436
Total derivatives, not subject to a master netting arrangement	7,390,670
Total derivatives recognized in the Master Trust	$7,994,094

(A)       Net represents the receivable/payable that would be due from/to the counterparty in an event of default.  Netting may be allowed across transactions traded under the same legal agreement with the same legal entity.

In some instances, the collateral amount disclosed in the tables above was adjusted due to the requirement to limit collateral amounts to avoid the effect of over collateralization.  Actual collateral received and/or pledged may be more than the amounts disclosed above.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2014
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$1,349,538,574	$—	Daily	Daily
Long-term bond fund	318,534,291	—	Daily	Daily
International equities	158,522,617	—	Daily	Daily
Real return fund	43,505,091	—	Daily	Daily
Commingled funds:
Commodities	57,962,273	—	Daily	Daily
Global real estate	103,919,226	—	Daily	Daily
International equities	468,377,888	—	Daily	Daily
U.S. small/mid cap equities	102,994,051	—	Daily	Daily
U.S. large cap equities	390,701,660	—	Daily	Daily
U.S. inflation-linked bonds	76,953,039	—	Daily	Daily
Global bonds	277,182,675	—	Daily	Daily
U.S. bonds	206,454,835	—	Daily	Daily
Short term investment fund	4,405	—	Daily	Daily
Intermediate bond fund:
Cash and cash equivalents	140,741,493	—	Daily	Daily

	2013
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$1,250,758,887	$—	Daily	Daily
Long-term bond fund	195,313,503	—	Daily	Daily
International equities	157,080,293	—	Daily	Daily
Real return fund	31,672,432	—	Daily	Daily
Commingled funds:
Commodities	54,362,075	—	Daily	Daily
Global real estate	62,052,826	—	Daily	Daily
International equities	367,680,678	—	Daily	Daily
U.S. small/mid cap equities	85,438,535	—	Daily	Daily
U.S. large cap equities	299,045,835	—	Daily	Daily
U.S. inflation-linked bonds	70,984,696	—	Daily	Daily
Global bonds	276,425,680	—	Daily	Daily
U.S. bonds	200,735,407	—	Daily	Daily
Stable Value fund	1,865,236,164	—	Daily	Daily

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The U.S. stock funds consist of: A Growth Stock Index Fund that seeks an investment return that approximates as closely practicable, before expenses, the performance of the Russell 1000 Growth Index over the long term.  It invests at least 75% of its equity assets in large, faster growing companies that are inside the U.S.  A Small Cap Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  It invests at least 75% of its equity assets in small companies in the U.S.  A Value Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Value Index over the long term.  It invests at least 75% of its equity assets in large, undervalued companies that are inside the U.S.

The Long-term bond fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Government Bond Index over the long term.  It invests primarily in U.S. government and agency issues.

The International stock fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI exUSA IMI index over the long term.  It invests at least 75% of its equity assets in companies of any size that are outside the U.S.

The Real return fund consists of the PIMCO Diversified Real Asset fund that seeks to provide strategic exposure to three primary real return assets:  Treasury Inflation-Protected Securities (TIPS), commodities, and real estate.

Each LifePath® Fund’s strategy is based on a particular time horizon and level of risk that investors on average would deem appropriate for that timeframe.   The LifePath® target date funds are diversified commingled funds that invest in a range of asset classes.  The asset allocation of each fund is by the investment Advisor with input from 3M Investment Management Corporation.  Each LifePath®  Portofolio is diversified among eight major asset classes and the mix is adjusted over time to gradually become more conservative as the target retirement year approaches. The U.S. Large-Cap Equities asset class is made up of the largest company (by capitalization) stocks in the U.S. stock market.  Then benchmark it tracks is the Standard & Poor’s (S&P) 500 Index.  The U.S. Small/Mid-Cap Equities asset class is made up of smaller and middle-sized company stocks in the U.S. stock market.  Then benchmark it tracks is the Dow Jones Wilshire 4500 Completion Index. Together with the U.S. Large-Cap asset class (previously mentioned), the entire U.S. stock market can be represented within the LifePath® Portfollios.  The International Equities asset class is made up of the largest company (by capitalization) stocks from foreign countries.  The benchmark it uses as a reference is the MSCI ACWI ex US IMI index (Morgan Stanley Capital International Inc.  All Countries World Index excluding the USA).  The Global Real Estate asset class is composed of real estate investment trusts (REITs) from the global market.  The benchmark it tracks is the FTSE EPRA/NAREIT (FTSE International Limited European Public Real Estate Association/National Association of Real Estate Investment Trusts) Developed Real Estate Index.  The Commodities asset class is composed of a diversified range of commodities including agriculture, energy, livestock, and metals.  The investments are primarily commodity related derivative instruments, including futures contracts.  The benchmark is the Bloomberg Commodity Index.  The U.S. Bonds asset class is made up of a wide variety of fixed income investments (bonds) drawn from the U.S. fixed income market.  The benchmark it uses as a reference is the Barclays Capital Aggregate Bond Index.  The Global Bond allocation which is benchmarked to the Barclays Flobal Treasury ex-US 10% Country Capped

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

USD Hedged Index. The U.S. Inflation Linked Bonds asset class is made up of a specific type of bond issued in the U.S. referred to as Treasury Inflation-Protected Securities (TIPS).  TIPS are bonds whose principal is adjusted by changes in the Consumer Price Index, which means that they can provide a limited amount of protection against inflation.  The benchmark for this asset class is the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index.  The Money Market asset class is made up of money market funds — securities that provide a large amount of liquidity at the expense of very low rates of return.  The benchmark for this asset class is the Citigroup 3-Month Treasury Bill (T-Bill) Index.

The Intermediate Term Bond Fund is a self-managed fund designed to earn returns modestly in excess of money market funds.

The Stable Value fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of collective trust funds and GICs. These investments are described earlier in this note.

6.              Related Party Transactions

The following related party transactions are in addition to transactions with 3M discussed elsewhere in the Notes to Financial Statements.  State Street Bank & Trust Co. (the Trustee) is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of 3M.  For the year ended December 31, 2014, such purchases and sales, including purchases and sales within the Master Trust, were as follows:

	December 31, 2014
	Purchases	Sales

3M common stock	$623,390	$4,236,195

State Street Bank Short - Term Investment Fund (outside of the Master Trust)	4,379,303	4,270,902

3M Savings Plan

Notes to Financial Statements

7.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 to Form 5500:

As of
December 31, 2014

Net assets available for plan benefits per the financial statements	$283,106,471

Less deemed participant loan distributions	(643,735)

Net assets available for plan benefits per the Form 5500	$282,462,736

The following is a reconciliation of benefit paid to participants per the financial statements for the year ended December 31, 2014, to Form 5500:

Year Ended
December 31, 2014

Benefits paid to participants per the financial statements	$(18,612,860)

Less benefits paid to participants previously reported in deemed distributions of participant loans	(617,549)

Benefits paid to participants per the Form 5500	$(19,230,409)

Certain deemed distributions of participant loans per the Form 5500	$26,186

SUPPLEMENTAL SCHEDULE

3M Savings Plan

Attachment to Form 5500

Schedule of Assets (Held at End of Year)

Plan Sponsor:  3M Company

EIN:  41-0417775

Plan Name: 3M Savings Plan

Plan Number: 013

Plan Year: January 1, 2014 through December 31, 2014

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	State Street Bank and Trust Company	Cash equivalent short term investement fund	$556,714	$556,714

*	Notes receivable from participants	Maturing through January 2020, 5.01% to 11.50%	$—	$10,022,519

*	Identifies a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

3M Savings Plan
Date: June 29, 2015

	By	/s/Eric D. Hammes
Eric D. Hammes
Vice President Finance, Controller and Chief Accounting Officer